January 18, 2013	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrown.com

Via U.S. Mail and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rolaine Bancroft
Michelle Stasny

Re:	Volkswagen Auto Lease/Loan Underwritten Funding, LLC
Registration Statement on Form S-3
Filed December 5, 2012
File No. 333-185282

On behalf of Volkswagen Auto Lease/Loan Underwritten Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated January 2, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form S-3. For your convenience, a paper copy of this letter is being delivered to you, together with a copy of Amendment No. 1 that has been marked to show the changes from the Registration Statement as filed on December 5, 2012.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 1.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

January 18, 2013

Registration Statement on Form S-3

General

1.	Please note that our comments to any of the base prospectuses and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one prospectus supplement apply to another prospectus supplement, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction. Also, in your response to our comments, please indicate the page numbers where corresponding revisions have been made in the related prospectus supplements, or base prospectuses, as applicable.

Response

We confirm that the Staff’s comments have been applied universally where applicable. Accordingly, where comments issued for one base prospectus or prospectus supplement apply to another base prospectus or prospectus supplement, as applicable, conforming revisions have been made.

2.	Multiple issuers of securities on an unallocated shelf registration statement must allocate the amount of securities registered among the issuers and the prospectus must reflect the securities being issued by each registrant, except in limited circumstances involving securities issued by a parent and a subsidiary. See Telephone Interpretation 25S available on the sec.gov website. Please either revise the table and footnotes to indicate the amount of securities to be issued by each registrant or advise.

Response

We have revised the table and footnotes in the registration statement to indicate the amount of securities to be issued by each registrant in accordance with Telephone Interpretation 25S.

Mayer Brown LLP

January 18, 2013

3.	We note that, on the cover of the registration statement, you indicate that you are registering “asset-backed notes and certificates.” However, the prospectus supplements only contemplate offering notes, and specifically state that the certificates issued by the issuing entities are not part of the offering. Please revise your registration statement to reflect only what you intend to offer. If you do intend to register certificates under the pending registration statement, in light of the recent federal district court ruling that the Trust Indenture Act of 1939 applies to asset-backed securities in the form of certificates, please tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 and what information you will include in the prospectus supplement for a takedown of certificates. See also note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

Response

We have revised the registration statement and both base prospectuses to delete certificates and to make clear that only asset-backed notes will be offered under the pending registration statement.

4.	Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Response

We have added a separately captioned section to the prospectus supplements for each of the auto loan- and auto lease-backed notes to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB. This sections appears on page S-36 of the auto loan prospectus supplement and on page S-32 of the auto lease prospectus supplement.

5.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Mayer Brown LLP

January 18, 2013

Response

We confirm that the depositor and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset classes as this offering. Exhibit A attached hereto lists the affiliates of the depositor, together with the related CIK code, which have offered a class of asset-backed securities involving the same class as this offering in a registered offering.

6.	Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response

We confirm that all finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements will be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.

7.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Response

We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

8.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response

We confirm that we will file, or cause to be filed, unqualified legal and tax opinions at the time of each takedown.

Mayer Brown LLP

January 18, 2013

Prospectus Supplement Related to the Offering of Notes Backed by Auto Loans

Summary of Terms, page S-6

9.	We note in the base prospectuses that you contemplate including a revolving period. Please include bracketed language to disclose in the prospectus supplements the information required by Items 1103(a)(5)(i), (iii), (iv), (v) and (vi), as applicable.

Response

We have revised the prospectus supplements to include bracketed language to disclose in the prospectus supplements the information required by Items 1103(a)(5)(i), (iii), (iv), (v) and (vi) of Regulation AB, as applicable. The additional language appears on pages S-12 and S-60 of the auto loan prospectus supplement and on pages S-7, S-8 and S-57 of the auto lease prospectus.

Risk Factors

This prospectus supplement provides information regarding only the receivables as of the statistical cut-off date, page S-20

10.	We note your statement that the prospectus supplement describes only the characteristics of the receivables as of the statistical cut-off date and that the characteristics of the final pool will differ, and that although they must satisfy the eligibility criteria in the transaction agreement, the assets may have been originated using credit criteria different from the criteria applied to the receivables disclosed in the prospectus supplement and may be of a different credit quality and seasoning. Please disclose here, and together with your statistical disclosure about the pool assets, when you will provide updated information about the final pool characteristics, including whether you will disclose changes pursuant to Item 6.05 of Item 8-K.

Response

We have revised both the risk factor and the language surrounding the statistical disclosure about the pool assets to indicate that, if any material pool characteristic of the final asset pool differs by 5% or more (other than as a result of the pool assets converting into cash in accordance with their terms) from the description of the asset pool in the prospectus as of the statistical cut-off date, updated information regarding the characteristics of the final asset pool will be disclosed pursuant to Item 6.05 of Form 8-K. The additional language appears on pages S-

Mayer Brown LLP

January 18, 2013

20 and S-37 of the auto loan prospectus supplement and on pages S-17 and S-33 of the auto lease prospectus supplement.

Use of Proceeds, page S-29

11.	We note your disclosure on page S-29 that the depositor or its affiliates may use all or a portion of the net proceeds of the offering of the notes to pay their respective debts, including “warehouse” debt secured by the receivables prior to their transfer to the issuing entity, and for general purposes. Please disclose the amount of expenses payable from offering proceeds. Refer to Item 1107(j) of Regulation AB. Please also note that the disclosure on page S-29 appears to conflict with the disclosure on page S-37, which states that no expenses incurred in connection with the selection and acquisition of the receivables are to be payable from the offering proceeds. Please revise your disclosure to clarify.

Response

We have revised the disclosure to clarify that payment of any expenses incurred in connection with the selection and acquisition of the receivables will be made by the depositor or its affiliates directly, rather than out of offering proceeds. We have also revised the language to disclose the amount of any payments of debt of the depositor or its affiliates out of the net offering proceeds. These revisions appear on page S-30 of the auto loan prospectus supplement and on page S-25 of the auto lease prospectus supplement.

Fees and Expenses, page S-65

12.	Please update the table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets to include the general purpose and the distribution priority of such fees and expenses. Refer to Item 1113(c) of Regulation AB.

Response

We have updated the table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets to include the general purpose and the distribution priority of such fees and expenses in accordance with Item 1113(c) of Regulation AB. The revised table appears on page S-68.

Forward-Looking Statements, page S-83

13.	Please delete your disclosure regarding forward-looking statements as the provisions to do not apply to you.

Mayer Brown LLP

January 18, 2013

Response

We have deleted all references to the Private Securities Litigation Reform Act of 1995 in our disclosure regarding forward-looking statements. These revisions appear on page 59 of the base prospectus for auto loans, page 63 of the base prospectus for auto leases, page S-86 of the prospectus supplement for auto loans and page S-90 of the prospectus supplement for auto leases.

Legal Proceedings, page S-84

14.	In the separately captioned section on legal proceedings on page S-84, you state that there are no legal proceedings against any of the transaction parties, including the indenture trustee and the owner trustee. However, on page S-32, you indicate that each of the owner trustee and indenture trustee are subject to various legal proceedings. Please confirm that you will update the separately captioned section on legal proceedings to accurately reflect any legal proceedings to which the indenture trustee and/or owner trustee may be subject. Refer to Item 1117 of Regulation AB.

Response

We have revised the disclosure regarding the owner trustee and the indenture trustee on pages S-32 and S-33 of the prospectus supplement for auto loans and on pages S-27 and S-28 of the prospectus supplement for auto leases to make clear that neither the indenture trustee nor the owner trustee are subject to any legal proceedings that are material to security holders. In addition, we confirm that we will update the disclosure regarding the trustees as well as the separately captioned section on legal proceedings to accurately reflect any legal proceedings to which the indenture trustee and/or owner trustee may be subject that are material to security holders in accordance with Item 1117 of Regulation AB.

Prospectus Supplement Related to the Offering of Notes Backed by Auto Leases

The Leases and the Leased Vehicles, page S-10

15.	Please confirm that the portion of the securitized pool balance attributable to the residual value of the physical property underlying the leases, as determined in accordance with the transaction agreements for the securities does not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date.

Mayer Brown LLP

January 18, 2013

Response

We confirm that, for each issuance of auto lease asset backed notes, the portion of the securitized pool balance attributable to the residual value of the physical property underlying the leases, as determined in accordance with the transaction agreements for the securities, will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date.

Servicer Certificate, page S-69

16.	We note that the Servicer Certificate will include information with respect to such payment date and the related collection period for any new issuance of notes or other securities backed by the included units. Please tell us how additional issuances of securities backed by the included units would be permitted considering the definition of asset-backed security in Regulation AB.

Response

We have revised the disclosure on page S-69 to remove the reference to subsequent issuances of notes or other securities backed by the included units.

Part II

Signature Pages

17.	We note that there are three (3) signatories to the registration statement for Volkswagen Auto Lease/Loan Underwritten Funding, LLC. In addition to the depositor’s principal financial officer and controller or principal accounting officer, the registration statement should be signed by at least a majority of the depositor’s board of directors or persons performing similar functions. The directors’ agreement, attached as schedule C to the LLC agreement of Volkswagen Auto Lease/Loan Underwritten Funding, LLC which is attached as exhibit 3.2 to the registration statement, names four (4) people as the directors of Volkswagen Auto Lease/Loan Underwritten Funding, LLC. None of the people listed as directors in the directors’ agreement have signed the registration statement. Accordingly, please revise the signature page for Volkswagen Auto Lease/Loan Underwritten Funding, LLC or update the directors’ agreement to reflect the correct names and number of directors. Refer to General Instruction V.B. of Form S-3.

Mayer Brown LLP

January 18, 2013

Response

We confirm that a majority of the current board of directors for Volkswagen Auto Lease/Loan Underwritten Funding, LLC have signed the registration statement and that there have been no amendments or other updates to the LLC Agreement for Volkswagen Auto Lease/Loan Underwritten Funding, LLC since the copy that is attached as Exhibit 3.2 to the registration statement.

18.	Please revise the signature page for VW Credit Leasing, Ltd. The registration statement should be signed by the depositor’s principal financial officer and controller or principal accounting officer. Refer to General Instruction V.B. of Form S-3.

Response

We have revised the signature page for VW Credit Leasing, Ltd. so that it is signed by the principal financial officer and principal executive officer of VW Credit Leasing, Ltd.

* * * * *

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373, or Angela Ulum at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	Kevin McDonald, Esq.

EXHIBIT A

List of Affiliates and CIK Codes

Affiliate	CIK Code
Volkswagen Public Auto Loan Securitization LLC	0001221498
Volkswagen Auto Lease Trust 2002-A	0001202609
Volkswagen Auto Loan Enhanced Trust 2003-1	0001242472
Volkswagen Auto Loan Enhanced Trust 2003-2	0001267762
Volkswagen Auto Lease Trust 2004-A	0001303023
Volkswagen Auto Lease Trust 2005-A	0001316717
Volkswagen Auto Loan Enhanced Trust 2005-1	0001343707
Volkswagen Auto Lease Trust 2006-A	0001369687
Volkswagen Auto Loan Enhanced Trust 2007-1	0001386636
Volkswagen Auto Loan Enhanced Trust 2008-1	0001431987
Volkswagen Auto Loan Enhanced Trust 2008-2	0001449636
Volkswagen Auto Lease Trust 2009-A	0001462777
Volkswagen Auto Loan Enhanced Trust 2010-1	0001480749
Volkswagen Auto Lease Trust 2010-A	0001503671
Volkswagen Auto Loan Enhanced Trust 2011-1	0001514027
Volkswagen Auto Lease Trust 2011-A	0001534047
Volkswagen Auto Loan Enhanced Trust 2012-1	0001538438
Volkswagen Auto Lease Trust 2012-A	0001551623
Volkswagen Auto Loan Enhanced Trust 2012-2	0001558806